The Annual Meeting of Shareholders of the Fund was held on October 20, 2008. Holders of the Fund's preferred shares of beneficial interest voted on the election of Trustees.

Voting results for the election of Trustees by preferred shareholders are set forth below:

                       # of Shares In Favor           # of Shares Withheld
-----------------------------------------------------------------------------
Ronald A. Nyberg                2,217                            99

The terms of the following Trustees of the Fund did not expire in 2008: Randall
C. Barnes, Clifford D. Corso, Nicholas Dalmaso and Ronald E. Toupin, Jr.